UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RARE Hospitality International, Inc.

(Name of Subject Company)

Surf & Turf Merger Corp.,

a wholly owned subsidiary of

Darden Restaurants, Inc.

(Name of Filing Person—Offerors)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

753820109

(CUSIP Number of Class of Securities)

Paula J. Shives, Esq.

Senior Vice President, General Counsel & Secretary

Darden Restaurants, Inc.

5900 Lake Ellenor Drive

Orlando, Florida 32809

Telephone: (407) 245-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,313,138,336.30	$40,313.35

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $38.15 per share by 34,420,402, the number of shares of common stock, no par value per share (“Shares”), of RARE Hospitality International, Inc. (“RARE”) outstanding on a fully diluted basis as of August 15, 2007, as represented by RARE in the Agreement and Plan of Merger with Darden Restaurants, Inc. (“Darden”), which Shares consist of (a) 30,627,146 Shares issued and outstanding, (b) 3,662,868 Shares subject to issuance upon exercise of outstanding options, and (c) 130,388 performance-based restricted stock units were outstanding.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Darden Restaurants, Inc., a Florida corporation (“Darden”), and Surf and Turf Merger Corp., a Georgia corporation and a wholly owned subsidiary of Darden (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of RARE Hospitality International, Inc., a Georgia corporation (“RARE”), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated November 4, 1997, by and between RARE and Computershare Trust Company, N.A., as successor rights agent to SunTrust Bank, Atlanta, as amended, at a price per share equal to $38.15, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of August 16, 2007, by and among RARE, Darden and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is RARE Hospitality International, Inc., a Georgia corporation. Its principal executive office is located at 8215 Roswell Road, BLDG 600, Atlanta, Georgia 30350 and its telephone number is (770) 399-9595.

(b) This Schedule TO relates to the Offer by Offeror to purchase all issued and outstanding Shares for $38.15 per Share, net to the seller in cash, subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Darden and Offeror” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with RARE” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for RARE” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Darden and Offeror,” “Background of the Offer; Past Contacts or Negotiations with RARE” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for RARE” is incorporated in this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with RARE,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for RARE,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Darden and Offeror,” “Background of the Offer; Past Contacts or Negotiations with RARE,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for RARE” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

(a), (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Darden and Offeror” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for RARE” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for RARE,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 31, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Joint Press Release Issued by Darden and RARE, dated August 16, 2007, announcing the execution of the Agreement and Plan of Merger among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 16, 2007).

(a)(5)(B)	Transcript of the Investor Call on August 17, 2007 regarding announcement of the Agreement and Plan of Merger among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Darden on August 17, 2007).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on August 31, 2007.

(a)(5)(D)	Joint Press Release Issued by Darden and RARE, dated August 31, 2007, announcing the commencement of the Offer and of the Consent Solicitation.

(d)(1)	Agreement and Plan of Merger, dated as of August 16, 2007, among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 17, 2007).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: August 31, 2007

DARDEN RESTAURANTS, INC.

By:	/s/ Paula J. Shives
Name:	Paula J. Shives
Title:	Senior Vice President, General Counsel and Secretary

SURF & TURF MERGER CORP.

By:	/s/ Paula J. Shives
Name:	Paula J. Shives
Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 31, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Joint Press Release Issued by Darden and RARE, dated August 16, 2007, announcing the execution of the Agreement and Plan of Merger among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 16, 2007).

(a)(5)(B)	Transcript of the Investor Call on August 17, 2007 regarding announcement of the Agreement and Plan of Merger among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Darden on February 3, 2007).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on August 31, 2007.

(a)(5)(D)	Joint Press Release Issued by Darden and RARE, dated August 31, 2007, announcing the commencement of the Offer and of the Consent Solicitation.

(d)(1)	Agreement and Plan of Merger, dated as of August 16, 2007, among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 17, 2007).